FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release dated August 11, 2009 entitled “AFP Provida S.A. reports its results for the half ended June 30, 2009”

For Immediate Release
Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – August 11, 2009 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended June 30, 2009. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of June 30, 2008 are inflation adjusted by the year on year CPI figure of 3.0%.

AFP PROVIDA S.A. reports its results for the Half ended June 30, 2009

GENERAL HIGHLIGHTS FOR THE FIRST HALF OF 2009

Ü  In the first half of 2009 (1H09), the net income was Ch$43,312.4 million, a 188.3% or Ch$28,290.0 million higher than the net income recorded in the first half of 2008 (1H08). This result was partly attained by higher operating income recorded in the period given the positive evolution of 16.0% in the core business (fee income minus operating expenses), since the expenses grew to a lesser extent than fee income. It added to the above, gains on mandatory investments which reverted losses recorded in the prior year. The non-operating component positively contributed to the result, basically due to gains on price level restatement (regarding losses attained in the 1H08) in view of deflation applied in the period over the Company’s net liability exposure, adding profits yield by related companies.

Ü  The operating income amounted to Ch$43,636.0 million in the 1H09, higher in Ch$22,048.7 million (102.1%) to the figure recorded in the 1H08. In connection with operating revenues, they increased by 26.1% due to higher fee income (Ch$6,779.2 million) as a result of the increased collection levels and the increment of variable fee charged over the taxable salary of clients. Adding to the above were gains on mandatory investments (Ch$17,608.0 million) due to the outstanding returns obtained by local and foreign stock markets. Moreover, expenses rose by 5.0% mainly due to the higher life and disability insurance premium stemming from the higher portfolio covered given the growing salary base of clients. Additionally, the period recorded higher expenses in sales personnel remunerations due to the implementation of an adjustment plan to the sales staff in order to have sales agents with high productivity.

Ü  In non-operating terms, the first half of 2009 recorded an income of Ch$5,671.4 million, higher in Ch$8,953.7 million with respect to the losses recorded in the same period of the last year. This result was basically sustained by gains on price level restatement that implied a positive variation of Ch$7,415.8 million driven by the negative inflation applied over the Company’s net liability exposure and the positive effect of the Chilean peso appreciation against the dollar in the debt maintained with Provida Internacional. Also, the period recorded higher profits in related companies stemming from positive results achieved by local and foreign subsidiaries.

Ü  Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$1,072.1 million in the first half of 2009, representing an increase of 16.6% with respect to the same period of last year.

Ü  As of June 30, 2009, Provida continued leading the Chilean pension fund industry in terms of assets under management, totaling US$30,739.7 million equivalent to a market share of 30.7%. Also, Provida is a leader in terms of clients with an average portfolio of 3.5 million affiliates and 1.8 million of contributors in the 1H09, representing a 41.5% and 39.5% of the market, respectively as of May 2009.

GENERAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2009.

Ü  Net income for the second quarter of 2009 (2Q09) amounted to Ch$26,985.6 million, higher in Ch$13,968.5 million or 107.3% with respect to the second quarter of 2008 (2Q08). This result was partly sustained by the higher operating income, basically due to higher gains on mandatory investments and higher fee income attained in the period. The non-operating result recorded an income that implied a positive variation with respect to the loss registered in the 2Q08, mainly due to lower losses in price level restatement and profits yield by related companies.

Ü  The operating income amounted to Ch$27,764.0 million in the 2Q09, superior in Ch$7,587.9 million or 37.6%, mainly due to higher gains on mandatory investments (Ch$7,659.1 million) given the better return obtained by the local stock market. It added to the latter, the increased fee income (Ch$2,370.3 million) due to the growth of salary base, as well as the increase in the variable fee applied over the taxable salaries of clients. Moreover, operating expenses basically grew due to higher life and disability insurance premium, which was affected by the increased salary base and the increment of casualty rate.

Ü  In non-operating terms, the 2Q09 recorded an income of Ch$2,007.9 million, higher in Ch$6,795.9 million or 141.9% than the loss recorded in the same period of the last year. This result was basically due to lower losses in price level restatement given the positive effect of a minor inflation applied in the period over the Company’s net liability exposure, and gains on foreign exchange associated with the dollar debt with Provida Internacional, given the appreciation of the Chilean peso against the dollar during the quarter. Also, the period registered higher profits yield by related companies stemming from the positive performance attained by local and foreign subsidiaries.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.

	June	Market
Business Drivers	2009	Share
Average number of affiliates	3,505,238	41.5%	(1)
Average number of contributors	1,765,849	39.5%	(1)
Average number of pensioners	429,235	37.9%

Average collection base (US$ Million)	1,195	31.9%	(1)
AUM (US$ Million)	30,740	30.7%
Average real return of Pension Fund (Cum 1S09)	14.17%
Pension Fund Type A real return (Cum 1S09)	22.29%
Pension Fund Type B real return (Cum 1S09)	17.62%
Pension Fund Type C real return (Cum 1S09)	12.63%
Pension Fund Type D real return (Cum 1S09)	8.81%
Pension Fund Type E real return (Cum 1S09)	5.42%

	June	Market
Other Variables	2009	Share

Average number of branches	103	66.6%
Average number of administrative employees	1,064	33.0%	(2)
Average number of sales agents	561	22.2%	(2)

(1) Market Share as of May, 2009
(2) Market Share as of March, 2009

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST SEMESTER OF 2009

The slowdown in the worldwide economy, as well as the high level of uncertainty, have deeply affected the expectations of the Chilean economic agents during the last six months, holding decisions back in areas such as consumption, production and investments, implying a drop in the internal demand. In this framework, the estimations of growth for GDP have been reduced several times in 2009, currently at -1.2% according to the BBVA Economic Research Department.

However, the combination of the economic policies applied with respect to monetary and fiscal stimulation implemented by the Central Bank and the Chilean Government, could give stability to the financial system and to the fiscal accounts. The above has also been a determining factor to recover the investors’ confidence demonstrated in the country risk’ evolution, currently at lower levels than those ones recorded in September 2008.

The monthly economic indicator (IMACEC) recorded a decrease of 4.0% in June of 2009 with respect to the same month of 2008. This result was affected by the decrease of industrial and commerce sectors, as well as of falls in activities related to fishing and forest sectors. Additionally, the cycle trend registered an annualized downturn of 0.8%.

Regarding foreign trade, the trade balance cumulated a positive amount of US$4,888.9 million in the first half of 2009, lower in 50.8% with respect to the same period of 2008.

Exports amounted to US$22,469.2 million in the 1H09, a decrease of 40.4% with respect to the same period of the last year, mainly affected by strong falls experimented by copper shipping due to the price reduction with respect to the first semester of the last year. Imports totaled US$17,580.3 million, decreasing by 36.7% basically as a consequence of a drop in fuel imports

(55%) specifically crude and diesel oils in view of lower expectations of growth of the internal production, adding the lower worldwide demand that has decreased the international price.

Besides, the consumer price index (CPI) recorded a variation of 0.3% in June 2009 mainly due to growths in transport (1.5%) stemming from increments recorded in utilities (1.6%) and health (1.2%), partially offset by the decrease of garments and shoes (2.5%). In the first semester of 2009, inflation cumulated a negative variation of 0.8%, whereas the accrued variation in twelve months rose by 1.9%.

Additionally, the Central Bank has strengthened its monetary policy cutting the monetary policy rate for seventh time, fixing it at a historic minimum of 0.5% in July 2009. This decision relies on drops in the economic activity and inflationary downturn pressures aimed at reducing the interest rate. Also, in order to give a stronger monetary encouragement, such Organization will implement ancillary measures, including the reduction of securities offers by the Central Bank.

In relation to the labor market, the mobile quarter April-June 2009 recorded an unemployment rate of 10.7%, implying an increase of 2.3 percent points with respect to the same quarter of the last year, and an increase of 0.5 percent points with respect to the prior quarter.

Following with the trend, the occupation sector recorded a drop of 1.0% in twelve months, while labor force increased by 1.5% in twelve months. The latter mainly due to increase of women entering the labor market, a usual situation arisen in economic crisis, and also due to the growth of people searching for a job for the first time.

In twelve months, the employment was reduced in all its categories, excepting at its own that recorded the highest variation since the middle of 2005, positively affected by the increase of 11.3% recorded by women in such category. The salaried employment was the category which negatively affected the most.

In relation to the Pension Reform law, the changes in the life and disability insurance (L&D insurance) became effective commencing July 1, 2009, effecting remunerations accrued from that month onwards, and therefore, will have effects on contributions paid in August 2009. Such reform establishes that L&D insurance contribution will be in charge of the employer, a measure that will be gradually implemented such as follows:

-  Companies with 100 contributing workers or more and the governmental institutions, should finance the life and disability insurance of all their workers, excepting young workers who are currently receiving pension subsidies since July 2009.

-  Companies with lesser than 100 contributing workers, the life and disability insurance financing will be in charge of the affiliates up to July 2011. From that date on the measure will be extended to all the companies.

As a result the life and disability insurance bidding process carried out in May 2009, the insurance cost will be 1.87% over the taxable remunerations of workers for all the AFPs. Consequently, and in consideration that Provida is not going to provide the insurance coverage, the Company reduced the fees charged to its affiliate form 2.64% to 1.54% over their taxable salaries staring July 2009.

Net income
In the fist half of 2009 (1H09), the Company recorded a net income of Ch$43,312.4 million, an increase of Ch$28,290.0 million with respect to the net income recorded in the fist half of 2008(1H08). This positive variation was the outcome of the favorable performance recorded by the operating component, as well as the non-operating component. In operating terms, the favorable result was sustained by the fact that expenses grew to a lesser extent than fee income, and that gains on mandatory investments reverted the losses recorded in the same semester of the prior year. Regarding non-operating evolution, the gains on price level restatement affected by the deflation applied in the period, as well as profits yield by related companies -local and foreign- contributed to this positive result.

In the 1H09, the operating income was Ch$43,636.0 million, higher in Ch$22,048.7 million or 102.1% with respect to the 1H08. This result was driven by the good performance of core business (fee income minus operating expenses) that recorded a positive variation of 16.0%, as a consequence that expenses increased (5.0%) to a lesser extent than the fee income (7.1%). It added to the above, gains on mandatory investments, higher in Ch$17,608.0 million with respect to the losses recorded in the 1H08, basically as a result of outstanding returns obtained by local and foreign stock markets that sustain a nominal return of 11.4% for the first six months of the year. Finally, the period recorded higher financial revenues from the life and disability insurance premium partly due to increase of cash flows administered, as well as returns obtained by the insurer related to the contract effective since January 2005.

Regarding the non-operating income, this recorded an income of Ch$5,671.4 million, a positive variation of Ch$8,953.7 million or 272.8% with respect to the loss recorded in the 1H08. This result was explained by gains on price level restatement, basically as a consequence of the negative inflation applied in the semester over the Company’s net liability exposure. It added to the above, higher profits in related companies for the good performance achieved by local and foreign subsidiaries.

Regarding income taxes, the period recorded a higher expenses basically associated with the higher results achieved in the period.

	Jun-09	Jun-08	Change	%
	(Million of constant Chilean pesos at June 30, 2009, except percentages)

Operating income	43,636.0	21,587.3	22,048.7	102.1%
Total operating revenues	125,355.9	99,381.5	25,974.4	26.1%
Total operating expenses	(81,719.9)	(77,794.2)	(3,925.7)	5.0%

Other non operating income (expenses)	5,671.4	(3,282.3)	8,953.7	272.8%

Income taxes	(5,995.0)	(3,282.6)	(2,712.4)	82.6%

Net income	43,312.4	15,022.5	28,290.0	188.3%

Earnings per share (each ADR represents fifteen shares) was Ch$130.73 as of the 1H09 that was compared with Ch$45.34 obtained in the 1H08. As of June 30, 2009, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the 1H08.

BUSINESS DEVELOPMENT

Operating revenues
During the 1H09, operating revenues were Ch$125,355.9 million, growing 26.1% or Ch$25,974.4 million with respect to the 1H08. In this result, all the components of operating revenues contributed, where the positive gains on mandatory investments were highlighted, increasing by Ch$17,608.0 million, reverting losses attained in the 1H08. Fee income contributed Ch$6,779.2 million due to higher mandatory collection levels and the increase in variable fee. Also, higher other operating revenues were registered (Ch$390.3 million) due to the increase in fees generated by AFP Genesis and higher financial revenues of Ch$1,196.9 million resulting from increments in cash flows administered, as well as, returns obtained by the insurer related to the contract effective since January 2005.

•      Fee income was Ch$102,364.4 million during the first half of 2009, an increase of 7.1% or Ch$6,779.2 million with respect to the same period of the prior year. This evolution was in line with the performance achieved by mandatory contributions due to the growth of salary base (3.9% in real terms) and the increment in variable fee for mandatory contributions (from 2.39% to 2.59% that effected results beginning on February 2008 and subsequently, from 2.59% to 2.64% effecting results beginning on November 2008). As informed in previous reports, the first adjustment was caused by updating the mortality tables used to calculate the cost of casualties, while the second adjustment was related to the Pension Reform Law that incorporated amendments to the insurance coverage for women and their spouses.

In consistence with the growing trend shown by fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share around 40% in terms of number of customers and over 30% in terms of salary base and total assets under management, as of May 2009. In figures, the average number of contributors was 1,765,849, the monthly average salary base was US$1,134.0 million and the assets under management were US$30,739.7 million as of June 2009.

•      Gains on mandatory investments were Ch$15,975.0 million, higher in Ch$17,608.0 million (1,078.3%) with respect to the losses recorded in the 1H08. This result was driven by the good performance of investments in local (June 09: IPSA +30.0%, IGPA +30.4% versus June 08: IPSA -1.7%, IGPA +4.1%) and foreign stock markets (June 09: Nasdaq +16.4%, Nikkei +12.4%, Hang Seng +27.7%, DAX +0.03%, MSCI LA +43.2% versus June 08: Nasdaq -13.5%, Nikkei -6.4%, Hang Seng -20.5%, DAX -14.9%, MSCI LA +8.0%), adding positive results attained by currency hedging. The latter implied that the weighted average nominal return of pension funds was +11.41% in the 1H09, which was compared with -0.82% obtained in the 1H08.

Operating expenses
They increased by 5.0% or Ch$3,925.7 million from Ch$77,794.2 million in the 1H08 to Ch$81,719.9 million in the 1H09, partly due to higher expenses in the L&D insurance related to temporary premium in view of the growing portfolio of clients. It added to the above, adjustments to the sales staff explaining the expense deviation of sales personnel remunerations.

•      Remunerations of administrative personnel amounted to Ch$10,108.7 million in the 1H09, higher only in 0.7% or Ch$72.6 million with respect to the figure recorded in the same period of the last year. In this evolution, AFP Genesis contributed with higher remunerations of administrative personnel of Ch$146.8 million basically due to higher remunerations paid in the period given the increase of personnel. Excluding the above, Provida’s administrative personnel remunerations decreased by Ch$74.2 million due to lower remunerations and allowances, as a consequence of the legal strike of administrative workers carried out during the first three weeks of January 2009, adding the overtime rationalization and adjustments to bonuses paid. Partly offsetting the aforementioned were higher expenses in indemnities related to adjustments carried out in supportive areas.

In figures, the average of the administrative staff was 1,064 workers in the 1H09, higher in 3.6% (37 workers) to the average of the 1H08. This result was the outcome of hiring fixed-term personnel during the strike and pension advisors for the new APV center. By comparing the end of both periods, the administrative staff decreased by 3.3% from 1,042 to 1,008 workers.

•    Remunerations of sales personnel increased from Ch$5,811.8 million in the 1H08 to Ch$6,846.4 million in the 1H09, a variation of Ch$1,034.6 million (17.8%). This result was basically explained by higher indemnities paid in the semester, as a consequence of the staff reduction plan aimed at maintaining only sales agents with high productivity. As a consequence of the staff reduction, lower levels of production in transfers and affiliations were recorded in the period, explaining the minor variable-based remunerations paid.

In figures, the average number of sales agents in the semester was 561 workers, decreasing by 7.4% regarding the number of 1H08 (606 workers). With respect to the evolution at the each period end, the sales force decreased by 18.8% from 605 salespeople in June 2008 to 491 in June 2009.

•      The cost of life and disability insurance was Ch$50,816.9 million during the 1H09, an increase of Ch$2,292.5 million or 4.7% with respect to the 1H08. This variation was mainly explained by a larger client portfolio covered, evidenced in the growth observed in the clients’ salary base.

In terms of the casualty rate, the period recorded a similar level than those registered in the 1H08, implying a favorable performance since in the second half of 2008 the casualty rate increased significantly, affected by both negative returns of pension funds, as well as the rise in the claims for casualties, since the implementation of the solidarity principle of the Pension Reform Law motivated a higher number of affiliates to request pension benefits. In figures, the accounting casualty rate was 1.48% in 2008, while in 1H09 it was 1.34% due to the favorable returns of pension funds during the period, adding a higher discount rate (33 b.p. over the rate applied in 1H08) to constitute reserves and for paying  casualties.

•      Other operating expenses increased from Ch$13,421.9 million in the 1H08 to Ch$13,947.9 million in the 1H09, equivalent to 3.9% or Ch$526.0 million. This result was basically driven by the higher amortization recorded in the period (Ch$865.2 million) given the increased value of the asset Unified Platform in view of the investments related to evolutionary developments made in the previous period. It is important to mention, as explained in previous reports, this asset is in its last period of amortization, implying that the effect of recent investments over the amount of the amortizations being more relevant.

Additionally, the period recorded higher expenses related to disability qualification (Ch$249.3 million or 21.8%) resulting from the higher number of claims evaluated that partly came from 2008, since the implementation of the solidarity principle of the Pension Reform Law motivated a higher number of affiliates to request  pension benefits.

Regarding administrative expenses, they decreased (Ch$446.3 million or 4.5%) mainly due to lower outsourcing services in view of lower number of external workers hired; lower expenses related to fund administration mainly related to custodian services and lower external collection, since now VAT generated by this concept can be used as fiscal credit since October 2008 with the of the Pension Reform Law. Finally, the period recorded lower marketing expenses (Ch$151.7 million or 22.9%) due to lower publicity activities carried out in the period.

Operating income
It amounted to Ch$43,636.0 million in the 1H09, higher in Ch$22,048.7 million or 102.1% basically due to the positive contribution of operating revenues accompanied by a lower growth in expenses in relation with fee income.

Other non-operating income (expenses)
They recorded a gain of Ch$5,671.4 million in the 1H09, higher in Ch$8,953.7 million or 272.8% with respect to the loss recorded in the 1H08. This result was mostly sustained by gains on price level restatement, implying a positive variation of Ch$7,415.8 million mainly due to the negative inflation applied in the 1H09 over the Company’s net liability exposure, and the effect of the appreciation of the Chilean peso against to the dollar recorded in the semester in connection with the dollar debt maintained with Provida Internacional. Also contributing to this result were higher profits (Ch$1,421.6 million) in related companies stemming from better results obtained by local and foreign subsidiaries.

The related companies results increased by Ch$1,421.6 million or 45.8% from an income of Ch$3,105.4 million in the 1H08 to an income of Ch$4,527.0 million in the 1H09. The above result was sustained by the positive evolution recorded by foreign subsidiaries that contributed in the aggregate of Ch$1,132.2 million (41.3%), as well as local subsidiaries whose result amounted to Ch$289.4 million (78.9%). Individually, the growth of 104.6% achieved by AFP Horizonte in Peru was highlighted due to the better performance of the operating result (higher mandatory investments and fee income, accompanied with lower expenses).

		Jun-09	Jun-08	Change	%
Company	Country	(Million of constant Chilean pesos at June 30, 2009, except percentages)

Horizonte	Peru	1,384.9	676.9	708.0	104.6%
Bancomer	México	2,486.1	2,061.8	424.2	20.6%
DCV	Chile	46.1	39.0	7.1	18.1%
PreviRed.com	Chile	607.5	377.7	229.8	60.8%
AFC	Chile	2.5	(50.1)	52.5	104.9%
TOTAL		4,527.0	3,105.4	1,421.6	45.8%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. During the 1H09, this subsidiary generated an income of Ch$1,384.9 million for Provida, representing an increase of Ch$708.0 million or 104.6% with respect to the 1H08. This result was the outcome of higher gains on mandatory investments and the increase of fee income, given the higher average number of affiliates recorded in the period. The latter was accompanied by a decrease of operating expenses, especially remunerations of administrative and sales personnel. As of June 2009, this subsidiary accounted for a total of 1,178,348 affiliates and assets under management for US$4,600.8 million, figures equivalent to market shares of 27% and 24% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. During the 1H09, this subsidiary recorded an income of Ch$2,486.1 million, a positive variation of Ch$424.2 million or 20.6% with respect to the 1H08, mainly due to higher gains on mandatory investments and lower operating expenses, basically administration costs. Additionally, a positive effect on foreign exchange at local level was recorded since the appreciation of the Mexican peso against the dollar was 3.8%. As of June 2009, AFORE Bancomer maintained an affiliate portfolio of 4,485,383 and funds under management for US$11,278.6 million, representing market shares of 11% and 15%, respectively, situating it in third place in terms of affiliates and in second place in assets under management.

Regarding the local related companies, it highlights the electronic collection company PreviRed.com where Provida holds a 37.9% ownership that generated earnings of Ch$607.5 million in the 1H09 for Provida, a positive variation of Ch$229.8 million with respect to the same period of the last year due to higher revenues in sales achieved in the period accompanied by a moderate growth of the operating expenses. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company that started operations in October 2002 and where Provida has a 37.8% ownership, represented an income of Ch$2.5 million for Provida, implying a positive variation of Ch$52.5 million (104.9%) with respect to the loss registered in 1H08. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$46.1 million in the semester, higher in Ch$7.1 million with respect to the 1H08. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

•      During the 1H09, the price level restatement recorded an income of Ch$2,888.8 million, higher in Ch$7,415.8 million than the loss recorded in the 1H08. This deviation was explained by the negative inflation applied over the Company’s net liability exposure of -2.3% in the 1H09, while the 1H08 recorded a positive inflation of +3.2%. Adding to the latter were gains from foreign exchange rate during the period, associated with the maintenance of the dollar debt with Provida Internacional, since the 1H09 registered an appreciation of the Chilean peso against the dollar of 16.4%, whereas the 1H08 recorded a depreciation of the Chilean peso against the dollar of 5.9%.

Income taxes
As of June 30 2009, the income taxes were Ch$5,995.0 million recording a higher expense of Ch$2,712.4 million or 82.6% with respect to the 1H08, basically due to the higher result before taxes obtained in the period. The last variation increased to a lesser extent than earnings before taxes since the value of liabilities for deferred taxes decreased due to the variation of the discount rate applied to measure this obligation.

Consolidated balance sheet

•     As of June 30, 2009, total assets were Ch$304,960.0 million, lower in Ch$1,545.6 million (0.5%) with respect to the close of June 2008, due to a mismatched performance of their main components.

The above result was partly attained due to negative returns obtained by pension funds during 2008 that led to lower mandatory investments of Ch$13,890.6 million in the 1H09, overshadowing the positive effect of the normal contributions stemming from the growing salary base of clients.

Additionally, the period recorded lower other assets of Ch$7,375.3 million, as a consequence of the lower goodwill (Ch$5,855.8 million) in consideration of the normal amortization of goodwill mainly ex-AFP Proteccion, ex-AFP Union and AFORE Bancomer in Mexico. Also higher amortizations of intangible assets were attained in the period (Ch$2,752.9 million), since this asset is in its last period of amortization, implying that the effect of recent investments over the amount of the amortizations is more relevant.

As a counterpart, the period acknowledged higher current assets of Ch$19,069.2 million, given the increased amount of surplus from cash flows generated by the Company (Ch$23,128.9 million), which were partially offset by lower receivables and notes due from related companies (Ch$2,975.4 million), specifically with BBVA Seguros de Vida S.A. for the life and disability insurance, related to lower number of casualties temporarily financed by the Company to fulfill appropriately with the payment terms established by law.

•     Total liabilities decreased by Ch$18,957.0 million or 34.6% from Ch$54,786.8 million in the 1H08 to Ch$35,829.8 million in the 1H09. This result was the outcome of lower current liabilities of Ch$17,994.4 million due to lower obligations with banks and financial institutions (Ch$12,563.1 million) given the lower credit lines used in the period as consequence of a higher level of the Company’s liquidity, adding lower pensions to be paid (Ch$2,522.0 million) and lower accruals (Ch$2,238.8 million) basically due to minor net provisions for unfavorable casualty rate to the life and disability insurance mainly related to higher financial revenues deducted of such allowances.

Long term liabilities decreased by Ch$17,411.5 million due to the minor obligation associated with deferred taxes of long term (Ch$873.0 million) basically associated with losses on mandatory investments recorded in 2008, adding the rise of the discount rate applied to measure this obligation.

•     Shareholders’ equity increased by Ch$17,411.5 million or 6.9% from Ch$251,718.7 million as of June 30, 2008 to Ch$269,130.2 million at the close of June 2009 due to higher retained earnings (Ch$17,928.1 million) sustained by higher income recorded in the 1H09, partly offset by the decrease in retained earnings given losses recorded in the annual period of 2008.

Exchange rate
As of June 30, 2009, it was Ch$531.76 per dollar, while at the same date of last year it was Ch$526.05. In the 1H09 an appreciation of 16.4% in the Chilean peso against the dollar was recorded, while in the 1H08 a depreciation of 5.9% in the Chilean peso against the dollar was registered.

CONSOLIDATED INCOME STATEMENT

	Jun-09	Jun-08	Change	% Change
	(Million of constant Chilean pesos at June 30, 2009, except percentages)

OPERATING REVENUES
Fee income	102,364.4	95,585.2	6,779.2	7.1%
Gains on mandatory investments	15,975.0	(1,633.0)	17,608.0	1078.3%
Rebates on L&D insurance	2,711.0	1,514.0	1,196.9	79.1%
Other operating revenues	4,305.5	3,915.2	390.3	10.0%

Total Operating Revenues	125,355.9	99,381.5	25,974.4	26.1%

OPERATING EXPENSES
Administr. personnel remunerations	(10,108.7)	(10,036.1)	(72.6)	0.7%
Sales personnel remunerations	(6,846.4)	(5,811.8)	(1,034.6)	17.8%
L&D insurance	(50,816.9)	(48,524.3)	(2,292.5)	4.7%
Other operating expenses	(13,947.9)	(13,421.9)	(526.0)	3.9%

Total Operating Expenses	(81,719.9)	(77,794.2)	(3,925.7)	5.0%

OPERATING INCOME	43,636.0	21,587.3	22,048.7	102.1%

OTHER NON OPERATING INCOME (EXPENSES)
Gains on investments	161.2	100.0	61.2	61.2%
Profit (loss) in affil. companies	4,527.0	3,105.4	1,421.6	45.8%
Amortization of goodwill	(2,837.5)	(2,793.7)	(43.8)	1.6%
Interest expense	(117.2)	(412.9)	295.7	-71.6%
Other income (expenses) net	1,049.1	1,245.9	(196.8)	-15.8%
Price level restatement	2,888.8	(4,527.1)	7,415.8	163.8%

Total Other Non Operating Income (Expenses)	5,671.4	(3,282.3)	8,953.7	272.8%

INCOME BEFORE TAXES	49,307.4	18,305.0	31,002.4	169.4%

INCOME TAXES	(5,995.0)	(3,282.6)	(2,712.4)	82.6%

NET INCOME	43,312.4	15,022.5	28,290.0	188.3%

CONSOLIDATED BALANCE SHEET

	Jun-09	Jun-08	Change	%
	(Million of constant Chilean pesos at June 30, 2009, except percentages)

ASSETS
Current Assets	40,209.3	21,140.1	19,069.2	90.2%
Marketable Securities - Reserve	160,685.2	174,575.8	(13,890.6)	-8.0%
Premises and Equipment	28,533.8	27,882.7	651.1	2.3%
Other Assets	75,531.7	82,906.9	(7,375.3)	-8.9%

TOTAL ASSETS	304,960.0	306,505.5	(1,545.6)	-0.5%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	28,325.6	46,319.9	(17,994.4)	-38.8%
Long-Term Liabilities	7,504.2	8,466.8	(962.6)	-11.4%

Minority Interest	0.0	0.1	(0.0)	-22.2%
Shareholders´ Equity	269,130.2	251,718.7	17,411.5	6.9%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	304,960.0	306,505.5	(1,545.6)	-0.5%

CONSOLIDATED CASH FLOW STATEMENT

	Jun-09	Jun-08	Change	%
	(Million of constant Chilean pesos at June 30, 2009, except percentages)

CASH FLOW FROM OPERATING ACTIVITIES	3,540.2	8,804.5	(5,264.3)	-59.8%
Total Operating Revenues	111,073.7	103,663.7	7,410.0	7.1%
Total Operating Expenses	(107,533.6)	(94,859.2)	(12,674.3)	13.4%

CASH FLOW FROM FINANCING ACTIVITIES	(1,425.2)	(3,408.1)	1,983.0	58.2%

CASH FLOW FROM INVESTING ACTIVITIES	(2,479.9)	(2,456.1)	(23.7)	1.0%

TOTAL NET CASH FLOW	(364.9)	2,940.2	(3,305.1)	-112.4%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER OF 2009

Net income
In the second quarter of 2009 (2Q09), the net income was Ch$26,985.6 million, higher in Ch$13,968.5 million or 107.3% with respect to the second quarter of 2008 (2Q08). The growth of the operating result was sustained by higher gains on mandatory investments, basically due to the better performance recorded by local stock markets, adding higher fee income recorded in the period. The non-operating component had also a favorable performance basically due to lower losses in price level restatement stemming from lower inflation applied over the Company’s net liability exposure, and the positive effect of foreign exchange associated with the dollar debt with Provida Internacional, adding higher profits attained by related companies.

In operating terms, the period recorded a higher result of Ch$7,587.9 million or 37.6% due to higher revenues, basically because of higher gains on mandatory investments (Ch$7,659.1 million) given the best performance of local stock markets, and higher fee income (Ch$2,370.3 million) driven by the increased salary base. Likewise, operating expenses rose mainly due to the higher life and disability insurance premium (Ch$2,209.4 million) driven by a larger client portfolio covered, as well as higher accruals for casualty rate.

In non-operating terms, the income recorded in the 2Q09 implied a positive variation of Ch$6,795.9 million or 141.9% with respect to the loss recorded in the same quarter of the last year. This result was basically registered due to lower losses in price level restatement as a consequence of a lower inflation applied in the quarter over the Company’s net liability exposure and gains in foreign exchange given the appreciation of the Chilean peso against the dollar in the debt with Provida Internacional. It added to the above higher profits in related companies, at local and foreign level.

	2Q09	2Q08	Change	%
	(Million of constant Chilean pesos at June 30, 2009, except percentages)

Operating income	27,764.0	20,176.1	7,587.9	37.6%
Total operating revenues	68,132.3	57,235.6	10,896.7	19.0%
Total operating expenses	(40,368.3)	(37,059.5)	(3,308.8)	8.9%

Other non operating income (expenses)	2,007.9	(4,788.0)	6,795.9	141.9%

Income taxes	(2,786.3)	(2,371.0)	(415.3)	17.5%

Net income	26,985.6	13,017.1	13,968.5	107.3%

Earnings per share (each ADR represents fifteen shares) during the quarter was Ch$81.45 while in the same quarter last year, this was Ch$39.29. At the close of the 2Q09, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in the 2Q08.

Operating revenues
They were Ch$68,132.3 million in the 2Q09, an increase of Ch$10,896.7 million or 19.0% with respect to the 2Q08. This result was basically driven by higher gains on mandatory investments given the better performance of local stock markets and the increase of fee income, generated by the increase in salary base and the rise in variable fee. It added to the above, higher financial revenues as a result of superior cash flows administered, as well as returns obtained by the insurer related to the contract effective since January 2005. Likewise, other operating revenues were in line (-0.4%) with respect to the last year.

•     Fee income increased by 4.9% or Ch$2,370.3 million with respect to the 2Q08, amounting to Ch$50,574.4 million in the period, an evolution in line with the 5.0% growth reached in mandatory contributions stemming from both the increase in salary base (around 3.0%), as well as, the rise in the variable fee over the client’s taxable salary applied in 2008 (2.59% to 2.64%).

In terms of clients, the average number of contributors was 1,746,647 in the second quarter of 2009; hence, Provida maintains its leading position with an average market share around 40%.

•     During the 2Q09, gains on mandatory investments were Ch$13,869.6 million, higher in Ch$7,659.1 million with respect to the amount recorded in the 2Q08. This result was mainly driven by the better performance achieved by local stock markets (2Q09: IPSA +24.7%, IGPA +24.5% versus 2Q08: IPSA +3.4%, IGPA +9.1%) and positive results achieved by the currency hedging. The latter implied that the weighted average nominal return of pension funds was 9.7% in the 2Q09, while in the same period of the last year, the return was 3.6%.

Operating expenses
During the 2Q09, they amounted to Ch$40,368.3 million, an increase of 8.9% or Ch$3,308.8 million with respect to the 2Q08. This result was mainly explained by the life and disability insurance premium due to a larger client portfolio covered and higher accruals for  casualty rate. It added to the latter higher expenses in remunerations to administrative and sales personnel, which were driven by higher indemnities paid in the quarter stemming from reduction plans implemented in the quarter.

•      The administrative personnel remunerations were Ch$5,492.5 million in the 2Q09, higher in Ch$282.2 million or 5.4% with respect to the 2Q08. This result was basically sustained by higher indemnities recorded in the period in line with the implementation of a personnel reduction plan. The latter has implied a decrease in expenses related to a minor number of personnel (remunerations and other benefits), adding the rationalization of overtime which has led to reduce the expenses for such concept.

In figures, the average administrative staff of 2Q09 decreased by 1.5% with respect to the 2Q08, from 1,032 employees to 1,016.

•      The sales personnel remuneration amounted to Ch$3,713.9 million in the 2Q09, an increase of Ch$880.5 million (31.1%) with respect to the same quarter of the last year. This variation was mainly driven by higher indemnities paid due to the implementation of a reduction plan in order to maintain only sales agents with high productivity. The aforementioned has implied a decrease in the number of staff with the consequent reduction of production levels, which has led to lower expenses in variable-based remunerations.

Regarding sales staff, the average number of sale agents decreased from 604 in the 2Q08 to 495 in the 2Q09, representing a variation of 18.0%.

•      During the 2Q09 the life and disability insurance expense was Ch$24,343.4 million, higher in Ch$2,209.4 million or 10.0% with respect to the figure recorded in the same period of the last year. This variation was partly due to the larger client portfolio covered evidenced in the growth of salary base of clients.

The casualty rate recorded in 2Q09 was higher than the casualty rate recorded in the 2Q08, as a consequence of the rise in the claims for casualties that overshadowed the positive effect of higher discount rates to constitute reserves and for paying casualties. However, the quarter registered lower levels of casualty rate than the previous quarters, since the positive returns of pension funds and the minor frequency of claims.

•    Other operating expenses decreased by 0.9% or Ch$63.4 million from Ch$6,881.8 million recorded in the 2Q08 to Ch$6,818.4 million in the 2Q09. This variation was partly the result of lower administrative costs (Ch$364.2 million) related to the fund administration (basically custodian services) and lower external collection levels, since VAT generated can be used as fiscal credit with the implementation of the Pension Reform Law since October 2008. The period also recorded lower data processing expenses (Ch$186.4 million) given the adjustment to accruals referred to the Unified Platform stemming from lower processing levels required in the period.

The aforementioned was partially offset by higher amortization costs (Ch$462.1 million) basically of the Unified Platform, since this asset is in its last period of amortization, implying that the effect of recent investments over the amount of the amortizations being more relevant.

Operating income
It totaled Ch$27,764.0 million, an increase of 37.6% or Ch$7,587.9 million with respect to the 2Q08 basically due to good results achieved by mandatory investments and fee income during the quarter.

Other non-operating income (expenses)
They recorded an income of Ch$2,007.9 million, higher in Ch$6,795.9 million or 141.9% than the loss recorded in the 2Q08. This deviation was mainly attained by lower losses in price level restatement recorded in the quarter that implied a positive deviation of Ch$5,419.8 million due to the lower inflation applied in the period over the Company’s net liability exposure and the positive effect of exchange rate associated with the dollar debt with Provida Internacional. It added to the above, higher profits in related companies (Ch$1,297.9 million) given the growth obtained in local and foreign subsidiaries.

•      The results in affiliated companies increased by Ch$1,297.9 million or 79.6% from an income of Ch$1,629.6 million in the 2Q08 to Ch$2,927.5 million in the 2Q09. In this performance, the positive result achieved by all the subsidiaries contributed. The foreign subsidiaries contributed Ch$1,161.6 million, where profits obtained by AFP Horizonte Peru were highlighted that increased its profits in 310.7% in relation to the 2Q08. Moreover, local subsidiaries contributed in the aggregate of Ch$136.2 million, with an outstanding result achieved by Previred.com, which result was higher in 57.1% with respect to the same quarter of 2008.

		2Q09	2Q08	Change	%
Company	Country	(Million of constant Chilean pesos at June 30, 2009, except percentages)

Horizonte	Peru	1,113.1	271.0	842.1	310.7%
Bancomer	Mexico	1,491.5	1,171.9	319.6	27.3%
DCV	Chile	30.6	20.1	10.4	51.8%
PreviRed.com	Chile	315.3	200.7	114.6	57.1%
AFC	Chile	(23.0)	(34.2)	11.3	-32.9%
TOTAL		2,927.5	1,629.6	1,297.9	79.6%

•      The price level restatement recorded a loss of Ch$120.5 million, lower in Ch$5,419.8 million with respect to the loss recorded in the same period of 2008. This variation was partly the outcome of a minor inflation applied over the Company’s net liability exposure, which was -0.02% in the 2Q09, while in the same period of the last year the inflation was +2.39%. Additionally, the period recorded gains on foreign exchange associated with the maintenance of the dollar debt with Provida Internacional, since in the 2Q09 an appreciation of 8.8% in the Chilean peso against the dollar was recorded, while in the 2Q08 a depreciation of 20.2% was recorded.

Income taxes
In the 2Q09 income taxes was Ch$2,786.3 million, higher in Ch$415.3 million with respect to the 2Q08, basically as a result of higher earnings before taxes obtained in the current quarter. It added to the above the adjustment to the deferred income taxes obligation that reduced the income taxes acknowledged in the results, boosted by the increase in 43 basis points of the discount rate to value this liability during the 2Q09.

Exchange rate
In the 2Q09, an appreciation of 8.8% of the Chilean peso against the dollar was recorded, while in the 2Q08 a depreciation of 20.2% of the Chilean peso against the dollar was recorded.

CONSOLIDATED INCOME STATEMENT

	2Q09	2Q08	Change	% Change
	(Million of constant Chilean pesos at June 30, 2009, except percentages)
OPERATING REVENUES
Fee income	50,574.4	48,204.1	2,370.3	4.9%
Gains on mandatory investments	13,869.6	6,210.5	7,659.1	123.3%
Rebates on L&D insurance	1,558.8	683.7	875.1	128.0%
Other operating revenues	2,129.5	2,137.3	(7.8)	-0.4%

Total Operating Revenues	68,132.3	57,235.6	10,896.7	19.0%

OPERATING EXPENSES
Administr. personnel remunerations	(5,492.5)	(5,210.3)	(282.2)	5.4%
Sales personnel remunerations	(3,713.9)	(2,833.4)	(880.5)	31.1%
L&D insurance	(24,343.4)	(22,134.0)	(2,209.4)	10.0%
Other operating expenses	(6,818.4)	(6,881.8)	63.4	-0.9%

Total Operating Expenses	(40,368.3)	(37,059.5)	(3,308.8)	8.9%

OPERATING INCOME	27,764.0	20,176.1	7,587.9	37.6%

OTHER NON OPERATING EXPENSES (INCOME)
Gains on investments	33.7	8.3	25.4	306.0%
Profit (loss) in affil. companies	2,927.5	1,629.6	1,297.9	79.6%
Amortization of goodwill	(1,399.2)	(1,401.8)	2.6	-0.2%
Interest expense	(74.3)	(245.8)	171.5	-69.8%
Other income (expenses) net	640.7	762.1	(121.3)	-15.9%
Price level restatement	(120.5)	(5,540.3)	5,419.8	-97.8%

Total Other Non Operating Expenses (Income)	2,007.9	(4,788.0)	6,795.9	141.9%

INCOME BEFORE TAXES	29,771.9	15,388.1	14,383.8	93.5%

INCOME TAXES	(2,786.3)	(2,371.0)	(415.3)	17.5%

NET INCOME	26,985.6	13,017.1	13,968.5	107.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 12, 2009	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 12, 2009	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.